

Mail Stop 4561

May 1, 2009

Via US Mail and Facsimile to (816) 781-6851

Marc Weishaar
Senior Vice President and Chief Financial Officer
Liberty Bancorp, Inc.
16 West Franklin Street
Liberty, MO 64068

> **Re: Liberty Bancorp, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Form 10-Q for the quarter ended December 31, 2008**
> **File No. 000-51992**

Dear Mr. Weishaar:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Analysis of Nonperforming and Classified Assets, page 42

1.   We note the increase in your non-accrual loans and foreclosed assets, net, particularly with respect to construction and commercial real estate loans. Please tell us and revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans, the noted increases in classified assets on page 44 with the overall decrease in your allowance for loan losses. For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses. In addition, discuss in detail how you measure impairment on your impaired loans and link this information to the decrease to your allowance for loan losses identified for impaired loans. Also, consider disclosing more analytical information about the balances of and changes to your comparative delinquency table such as how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Note 3- Securities, page F-14

2.   We note that there were unrealized losses related to your state and municipal obligations and equity securities at September 30, 2008 and December 31, 2008. Based on the disclosure on page F-14, it would appear that these securities fair values were below the amortized cost. Please address the following:

   a) Please revise future filings to disclose the factors that you considered to conclude that you have the intent and ability to hold the securities for the time necessary to collect the contractual principal and interest of the debt securities; and
   b) Please consider disclosing the information required by SFAS 115 in paragraphs 19 and 20 in all future interim filings where you are experiencing significant unrealized losses on these securities.

Note 5 – Loans, page F-17

3. We note your disclosure that you serviced loans for the benefit of others amounting to almost $10.8 million at September 30, 2008 and $5.6 million at September 30, 2007, respectively. We also note from page 8 that you have sold substantially all fixed-rate single-family mortgage loans that you originate that comply with Fannie Mae and Freddie Mac guidelines with servicing released. Please tell us what consideration was given to the guidance in paragraphs 2-4 of SFAS 156 as we are unclear as to whether or not you have recognized a servicing asset and/or servicing liability for these transactions. In future filings, please also revise your disclosures in these areas to clearly indicate your accounting treatment. Revise other ancillary disclosures throughout the document as needed, such as in Note1-Summary of Significant Accounting Policies to the extent necessary.

Note 12 – Employee Benefits, page F-24

4. We note the weighted-average annual assumed rate of increase in the per capita cost of covered benefits for the medical plan is 12% for 2008 and thereafter. Please revise your disclosure in future filings to discuss how you determined this assumption including information you used to calculate the rate.

Form 10-Q for the three months ended December 31, 2008

Note 8 – Fair Value Measurements, page 12

5. We note SFAS 157 was adopted effective October 1, 2008 and level three inputs were used to determine the fair value for $3,146,687 of the state and municipal obligations and all of the impaired loans and loans held for sale. In addition, impaired loans decreased significantly from September 30, 2008 to December 31, 2008. Please provide the reconciliation of the beginning and ending balances of all fair value measurements using level three inputs as required under paragraph 32(c) and (d) of SFAS 157 in future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Asst Chief Accountant